EXHIBIT 99.2

AVINO SILVER & GOLD MINES LTD.
Suite 900 – 570 Granville Street
Vancouver, BC V6C 3P1
Tel.: (604) 682-3701

INFORMATION CIRCULAR

AS AT AND DATED APRIL 17, 2017

This Information Circular accompanies the Notice of the 2017 Annual General & Special Meeting (the “Meeting”) of shareholders of Avino Silver & Gold Mines Ltd. (hereinafter called the "Company"), and is furnished in connection with a solicitation of proxies for use at that Meeting and at any adjournment thereof.

APPOINTMENT OF PROXYHOLDERS
AND COMPLETION AND REVOCATION OF PROXIES

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder’s behalf in accordance with the instructions given by the Shareholder in the proxy. The persons named in the enclosed proxy (the “Management Designees”) have been selected by the directors of the Company.

A shareholder has the right to designate a person (who need not be a shareholder), other than the Management Designees to represent the shareholder at the Meeting. Such right may be exercised by inserting in the space provided for that purpose on the proxy the name of the person to be designated, and by deleting from the proxy the names of the Management Designees, or by completing another proper form of proxy and delivering the same to the transfer agent of the Company. Such shareholder should notify the nominee of the appointment, obtain the nominee’s consent to act as proxyholder and attend the Meeting, and provide instructions on how the shareholder’s shares are to be voted. The nominee should bring personal identification with them to the Meeting.

To be valid, the proxy must be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached (where an attorney executed the proxy). The proxy must then be delivered to the Company’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, or at the head office of the Company at Suite 900 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1, at least 48 hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof. Proxies received after that time may be accepted by the Chairman of the Meeting in the Chairman’s discretion, but the Chairman is under no obligation to accept late proxies.

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. A proxy may be revoked by a registered shareholder personally attending at the Meeting and voting their shares. A shareholder may also revoke their proxy in respect of any matter upon which a vote has not already been cast by depositing an instrument in writing, including a proxy bearing a later date executed by the registered shareholder or by their authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized, either at the office of the Company’s registrar and transfer agent at the foregoing address or the head office of the Company at the foregoing address, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof at which the proxy is to be used, or by depositing the instrument in writing with the Chairman of such Meeting, or any adjournment thereof. Only registered shareholders have the right to revoke a proxy. Non-registered Shareholders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective nominees to revoke the proxy on their behalf.

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PERSONS OR COMPANIES MAKING THE SOLICITATION

THE ENCLOSED PROXY IS BEING SOLICITED BY
MANAGEMENT OF THE COMPANY

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited by electronic delivery where requested by the Shareholders, as well as personally or by telephone by directors, officers, employees or consultants of the Company. Arrangements will also be made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation material to the beneficial owners of common shares of the Company (“Common shares”) pursuant to the requirements of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“National Instrument 54-101”).

The Canadian securities regulators have adopted new rules under National Instrument 54-101 which permit the use of notice-and-access for proxy solicitation, instead of the traditional physical delivery of material. This new process provides the option to post meeting related materials, including management information circulars, as well as annual financial statements, and related management's discussion and analysis, on a website in addition to SEDAR. Under notice-and-access, such meeting related materials will be available for viewing for up to one (1) year from the date of posting, and a paper copy of the material can be requested at any time during this period. The Company is not relying on the notice-and-access provisions of National Instrument 54-101 to send proxy related materials to registered shareholders or beneficial owners of shares in connection with the Meeting.

The Company may reimburse shareholders' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. Unless otherwise stated, the information contained in this Information Circular is given as at April 17, 2017.

VOTING OF PROXIES

Each shareholder may instruct their proxyholder how to vote their Common shares by completing the blanks on the proxy. All Common shares represented at the Meeting by properly executed proxies will be voted or withheld from voting when a poll is required or requested and, where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the Common shares represented by the proxy will be voted in accordance with such specification. In the absence of any such specification as to voting on the proxy, the Management Designees, if named as proxyholder, will vote in favour of the matters set out therein.

The enclosed proxy confers discretionary authority upon the Management Designees, or other person named as proxyholder, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting. As of the date hereof, the Company is not aware of any amendments to, variations of or other matters which may come before the Meeting. If other matters properly come before the Meeting, then the Management Designees intend to vote in a manner which in their judgment is in the best interests of the Company.

In order to approve a motion proposed at the Meeting, a majority of greater than 50% of the votes cast will be required (an “ordinary resolution”), unless the motion requires a “special resolution” in which case a majority of 66 2/3% of the votes cast will be required.

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VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue unlimited Common shares without par value. There is one class of shares only. There are issued and outstanding 52,441,001 Common shares. At a general meeting of the Company, on a show of hands, every shareholder present in person and entitled to vote and every proxy holder duly appointed by a holder of a share who would have been entitled to vote shall have one vote and on a poll, every shareholder present in person or represented by proxy shall have one vote for each share of which such shareholder is the registered holder.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company.

The Articles of the Company provide that a quorum for the transaction of business at the Meeting is two (2) shareholders, or one or more proxyholders representing two shareholders, or one shareholder and a proxyholder representing another shareholder.

The directors have determined that all shareholders of record as of the April 17, 2017, will be entitled to receive notice of and to vote at the Meeting. Those shareholders so desiring may be represented by proxy at the Meeting.

BENEFICIAL HOLDERS

Only registered shareholders or duly appointed proxy-holders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" or "beneficial" shareholders because the shares they own are not registered in their names, but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Beneficial Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Beneficial Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Beneficial Holders.

Intermediaries are required to forward the Meeting Materials to Beneficial Holders unless a Beneficial Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Beneficial Holders. Generally, Beneficial Holders who have not waived the right to receive Meeting Materials will either:

(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Beneficial Holder when submitting the proxy. In this case, the Beneficial Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company's transfer agent as provided above; or

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(b)	more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Beneficial Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Beneficial Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Beneficial Holders to direct the voting of the shares which they beneficially own. Should a Beneficial Holder who receives one of the above forms wish to vote at the Meeting in person, the Beneficial Holder should strike out the names of the Management Proxy-holders named in the form and insert the Beneficial Holder's name in the blank space provided. In either case, Beneficial Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

PARTICULARS OF MATTERS TO BE ACTED UPON

TO THE KNOWLEDGE OF THE COMPANY’S DIRECTORS, THE ONLY MATTERS TO BE PLACED BEFORE THE MEETING ARE THOSE REFERRED TO IN THE NOTICE OF MEETING ACCOMPANYING THIS INFORMATION CIRCULAR. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING; THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

Additional detail regarding each of the matters to be acted upon at the Meeting is set forth below.

I. Financial Statements

The audited financial statements of the Company for the year ended December 31, 2016, (the "Financial Statements"), together with the Auditors' Report thereon, will be presented to the shareholders at the Meeting. Shareholders should note that in accordance with the rules of National Instrument 51-102 “Continuous Disclosure Obligations”, shareholders will no longer automatically receive copies of financial statements unless a card (in the form enclosed herewith) has been completed and returned as instructed. Copies of all previously issued annual and quarterly financial statements and related Management Discussions and Analysis are available to the public on the SEDAR website at www.sedar.com and on the Company’s website at www.avino.com. Hard copies of the Audited Annual Financial Statements and Management Discussion and Analysis will be available to shareholders free of charge upon request.

II. Appointment of Auditors

Management proposes the appointment of Manning Elliott LLP, as Auditors of the Company for the ensuing year and that the directors be authorized to fix their remuneration. Manning Elliott, Chartered Accountants have been the Company's Auditors since January 15, 2007.

In the absence of instructions to the contrary the shares represented by proxy will be voted in favour of a resolution to appoint Manning Elliott LLP, as Auditors of the Company for the ensuing year, at a remuneration to be fixed by the Board of Directors, unless the Shareholder has specified in the Shareholder’s proxy that the Shareholder’s Common shares are to be withheld from voting on the appointment of auditors.

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III. Election of Directors

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the shareholders unless that person ceases to be a director before then. It is proposed that the number of directors for the ensuing year be fixed at five (5) subject to such increases as may be permitted by the Articles of the Company. At the Meeting, the Shareholders will be asked to consider and, if thought fit, approve an ordinary resolution fixing the number of directors to be elected at the Meeting at five (5).

It is proposed that the persons named below will be nominated at the Meeting. Each director elected will hold office until the next Annual General Meeting of the Company or until his successor is duly elected or appointed pursuant to the Articles of the Company unless his office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) or the Company’s Articles.

It is the intention of the Management designees, if named as proxy, to vote for the election of the said persons to the Board of Directors, unless the Shareholder has specified in its proxy that its Common shares are to be withheld from voting on the election of directors.

The Management nominees for the Board of Directors and information concerning them as furnished by the individual nominees are as follows:

NAME, PRESENT OFFICE HELD AND PROVINCE OR STATE OF RESIDENCY	DIRECTOR SINCE	NUMBER OF SHARES BENEFICIALLY OWNED, DIRECTLY OR INDIRECTLY, OR OVER WHICH CONTROL OR DIRECTION IS EXERCISED AT THE DATE OF THIS INFORMATION CIRCULAR(5)	PRINCIPAL OCCUPATION AND IF NOT AT PRESENT AN ELECTED DIRECTOR, OCCUPATION DURING THE PAST FIVE (5) YEARS(4)
MICHAEL BAYBAK(1) (2) (3) CA, USA Director	June 1990	239,700 (Directly)	Business Consultant; Principal of Michael Baybak & Co. Inc. – marketing & communications
ROSS GLANVILLE (1) (2) (3) BC, CANADA Director	December 2014	Nil	Mining Consultant; Professional Engineer
GARY ROBERTSON(1) (2) NB, CANADA Director	August 2005	98,462 (Directly) 325,754 (Indirectly)	Certified Financial Planner
DAVID WOLFIN BC, CANADA President, CEO and Director	October 1995	27,510 (Directly) 1,253,473 (Indirectly)	Mining Executive; Officer and/or Director of several reporting issuers.
JASMAN YEE (2) (3) BC, CANADA Director	January 2011	230,020 (Directly)	Professional Engineer and Metallurgist

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(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Governance & Nominating Committee
(4)	The information is not within the knowledge of the Management of the Company and has been furnished by the respective nominees.
(5)	The number of Common Shares beneficially owned, or controlled or directed, directly or indirectly by the above nominees for directors, is based on the information obtained from The System for Electronic Disclosure by Insiders ("SEDI").

All of the nominees are residents of Canada, except for Michael Baybak, who resides in the United States. The Company has an Audit Committee, Governance & Nominating Committee, and Compensation Committee, the members of which are set out above.

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Majority Voting Policy

On February 14, 2017, the Board adopted a majority voting policy (the “Majority Voting Policy”) with immediate effect. A copy of the Majority Voting Policy is also available on the Company’s website at www.avino.com.

The Majority Voting Policy requires that any nominee for director who receives a greater number of votes “withheld” than “for” his or her election, in an uncontested election, shall promptly tender his or her resignation to the Chairman of the Board. The Governance & Nominating Committee and Compensation Committee will make a recommendation to the Board after reviewing the matter, and the Board will decide to accept or reject the resignation offer. The Board’s decision to accept or reject the resignation offer will be disclosed to the public within 90 days of the date of the applicable Meeting, together with the voting results of each director. The Company will promptly issue a news release with the Board’s decision to accept or reject a director’s resignation, a copy of which must be provided to the stock exchange. If the Board determines to not accept a resignation, the news release must fully state the reasons for that decision. Resignation offers must be accepted by the Board, except in situations where exceptional circumstances would warrant the applicable director to continue to serve as a member of the Board (such as, for example and without limitation, where such resignation would place the Company in breach of or non-compliance with corporate or securities legislation, or commercial agreements entered into by the Company). The nominee director in question will not participate in any committee or Board deliberations. This Policy shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada.

Each of the current directors has agreed to abide by the provisions of the Majority Voting Policy and any subsequent candidate nominated by management will, as a condition of such nomination, be required to abide by the Majority Voting Policy. In the event that any director who received a majority of votes “withheld” does not tender his or her resignation in accordance with the Majority Voting Policy, he or she will not be re-nominated by the Board.

Corporate Cease Trade Orders or Bankruptcies

Except as disclosed below, to the knowledge of the Company, no director or proposed director of the Company is, or has, within the ten years prior to the date of this Circular, been a director or executive officer of any company, including the Company, that while that person was acting in that capacity:

(a)	was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)	was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Ross Glanville was a director of Clifton Star Resources Inc. (“Clifton”) when the British Columbia Securities Commission (“BCSC”) issued a cease trade order on July 22, 2011, in connection with Clifton’s failure to file a technical report in the required form in respect of disclosure of Clifton’s mineral resource estimates on its material properties. After changes in Clifton’s management and three of the members of the Board of Directors (as well as the appointment of Mr. Glanville as Chairman of Clifton), and the filing of the relevant documents, the BCSC revoked the cease trade order on March 5, 2012.

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Individual Bankruptcies

To the knowledge of the Company, no director or proposed director of the Company has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

To the knowledge of the Company, no proposed director of the Company has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

IV. Ratification of Incentive Stock Option Plan

At the 2016 Annual General & Special Meeting, the shareholders re-approved the new rolling stock option plan that had originally passed in 2013 (the “Stock Option Plan” or “Plan”) authorizing the issuance of incentive stock options to directors, officers, employees and consultants to an aggregate of 10% of the issued shares from time to time. The TSX Venture Exchange policies (“TSX-V”) require the approval of the Stock Option Plan by the Company’s "disinterested shareholders" (as defined below) on an annual basis, and the NYSE-MKT Exchange requires shareholder approval for any material increase in the number of shares to be issued under the plan. There are currently 52,441,001 shares issued and outstanding, and therefore the current 10% threshold is 5,244,100 shares available for incentive stock option grants under the Stock Option Plan. The material terms of the Plan remain the same.

Incentive stock options under the Stock Option Plan may be granted by the Board of Directors to eligible persons, who are directors, officers or consultants of the Company or its subsidiaries (if any), or who are employees of a company providing management services to the Company, or who are eligible charitable organizations. Stock options may be granted under the Stock Option Plan with a maximum exercise period of up to ten (10) years, as determined by the Board of Directors of the Company.

The Stock Option Plan will limit the number of stock options which may be granted to any one individual to not more than 5% of the total issued shares of the Company in any 12 month period (unless otherwise approved by the disinterested shareholders of the Company), and not more than 10% of the total issued shares to all insiders at any time or granted over any 12 month period. The number of options granted to any one consultant or person employed to provide investor relations activities in any 12 month period must not exceed 2% of the total issued shares of the Company. Any stock options granted under the Stock Option Plan will not be subject to any vesting schedule, unless otherwise determined by the Board of Directors or required by the policies of the TSX-V.

Options under the Plan must be granted at an exercise price which is at or above the current discounted market price (as defined under the policies of the TSX-V) on the date of the grant. In the event of the death or permanent disability of an optionee, any option granted to such optionee will be exercisable upon the earlier of 365 days from the date of death or permanent disability, or the expiry date of the option. In the event of the resignation, or the termination or removal of an optionee without just cause, any option granted to such optionee will be exercisable for a period of 90 days thereafter. In the event of termination for cause, any option granted to such optionee will be cancelled as at the date of termination.

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A copy of the plan will be made available at the Company’s head office located at Suite 900 – 570 Granville Street, Vancouver, British Columbia V6C 3P1, until 4:00 p.m. Pacific Standard Time on the business day immediately preceding the date of the Meeting.

The Stock Option Plan must be approved by a majority of the "disinterested shareholders" entitled to vote present in person or by proxy at the Meeting, and be accepted for filing by the TSX-V. "Disinterested shareholders" mean all shareholders of the Company who are not directors, officers, promoters, or other insiders of the Company, or their associates or affiliates, as such terms are defined under the Securities Act (British Columbia).

To the knowledge of the Company, shareholders who are ineligible to vote on the approval of the Stock Option Plan and their respective shareholdings are as follows:

Name of Insider, Associate or Affiliate	Number of Shares
Michael Baybak	239,700
Gary Robertson	424,216
David Wolfin	1,280,983
Jasman Yee	230,020
Ross Glanville	Nil
J.C. Rodriguez	150,000
Fred Sveinson	70,000
Malcolm Davidson	60,500
Dorothy Chin	25,000

Shareholder Approval

Shareholders will be asked at the Meeting to approve with or without variation the following resolution:

“BE IT RESOLVED that the Company’s Stock Option Plan be and is hereby approved.”

In the event that disinterested shareholder approval is not obtained at the Meeting, the Company will implement a fixed stock option plan for up to 10% of the Company’s issued shares (which does not require shareholder approval), and any existing stock options granted under the Stock Option Plan as previously approved by the disinterested shareholders of the Company at the last Annual General Meeting will not be affected.

STATEMENT OF EXECUTIVE COMPENSATION

For purposes of this Statement of Executive Compensation, “named executive officer” of the Company means an individual who, at any time during the year, was:

(a)	the Company’s chief executive officer (“CEO”);

(b)	the Company’s chief financial officer (“CFO”);

(c)	each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at the end of the most recently completed financial year and whose total compensation exceeded $150,000; and

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(d)	any additional individuals for whom disclosure would have been provided under (c) except that the individuals was not serving as an officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year;

each a “Named Executive Officer” (“NEO”).

For the financial year ended December 31, 2016, the Named Executive Officers of the Company were:

David Wolfin, President and CEO Malcolm Davidson, CFO J.C. Rodríguez, Chief Operating Officer (“COO”)

1) COMPENSATION DISCUSSION AND ANALYSIS

The executive compensation program is comprised of fixed and variable elements of compensation; base salary, discretionary bonus, and equity based incentive award in the form of stock options and Restricted Share Units (“RSUs”) to its executive officers. The Company recognizes the need to provide a compensation package that will attract and retain qualified and experienced executives, as well as align the compensation level of each executive to that executive’s level of responsibility. The three components of the compensation package are included to enable the Company to meet different objectives.

The objectives of base salary are to recognize market pay, and acknowledge the competencies and skills of individuals. The objective of discretionary bonuses (paid in the form of cash payments) is to add a variable component of compensation to recognize corporate and individual performances for executive officers and employees. The objectives of equity based incentive award are to align the interest of executive officers with that of Shareholders by encouraging equity ownership through awards of stock options and RSUs, to motivate executive and other key employees to contribute and increase in corporate performance and shareholder value, and to attract talented individuals and reward achievement of long-term financial and operating performance and focus on key activities and achievements critical to the ongoing success of the Company. Implementation of incentive stock options and RSUs plans and amendments thereto are the responsibility of the Company’s Compensation Committee.

The compensation of the executive officers is reviewed and recommended for Board approval by the Company’s Compensation Committee. Although the Board has not formally evaluated the risks associated with the Company’s compensation policies and practices, the Board has no reason to believe that any risks that arise from the Company’s compensation policies and practices are reasonably likely to have a material impact on the Company.

The members of the Compensation Committee are Ross Glanville (Chair), Michael Baybak, Jasman Yee and Gary Robertson, all of whom are independent, except for Jasman Yee, applying the definition set out in Section 1.4 of NI 52-110, since he provided consulting services to the Company. See “Corporate Governance – Compensation Committee” for a discussion of the role and responsibilities of the Compensation Committee. Mr. Yee is, however, deemed, an independent director under the rules of the NYSE MKT.

The general objectives of the Company’s compensation strategy are to:

(a)	compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long term shareholder value;

(b)	align management’s interests with the long term interests of shareholders;

(c)	provide a compensation package that is commensurate with other comparable companies to enable the Company to attract and retain talent; and

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(d)	ensure that the total compensation package is designed in a manner that takes into account the Company’s present stage of exploration, evaluation, extraction, and processing activities and its available financial resources. The Company’s compensation packages have been designed to provide a blend of a non-cash stock option component and a reasonable salary. In addition, extraordinary efforts which enhance shareholder value are rewarded with cash bonuses.

Other than discussed above, the Company has no other forms of compensation. Payments may be made from time to time to individuals or companies that they control for the provision of consulting services which may be deemed a form of compensation. Such consulting services are paid for by the Company at competitive industry rates for work of a similar nature by reputable arm’s length services providers.

Actual compensation will vary based on the performance of the executives relative to the achievement of goals and the price of the Company’s securities.

Compensation Element	Description	Compensation Objectives
Annual Base Salary	Salary is market-competitive, fixed level of compensation	Retain qualified leaders, motivate strong business performance.
Incentive Bonuses	Discretionary cash payment	Reward individual performance in achieving corporate goals
Equity Based Incentive Awards	Equity-based incentive awards are made in the form of incentive stock options and Restricted Share Units (“RSU”). The amount of each grant will be dependent on individual and corporate performance.	Reward long-term financial and operating performance and align interests of key employees with those of shareholders

The Company relies on the discretion and judgment of the directors in establishing and amending contracts for all forms of compensation, including stock options and RSUs to be granted to the CEO and the directors, and for reviewing the CEO’s recommendations respecting compensation of the other officers of the Company, to ensure such arrangements reflect the responsibilities and risks associated with each position. There is no formal process using objectives, criteria, or analysis, for determining compensation. However, the Compensation Committee considers a number of key factors (including cash cost per ounce of silver equivalent, all-in sustaining cost per ounce of silver equivalent, operating margin and net income, share price relative to a competitive set of silver producers, safety and environmental issues, changes in amounts and categories of reserves and resources, total silver equivalent ounces produced and sold, investor and community relations, exploration results, financings, etc.), and considers these in comparison to other similar silver producers (that have comparable market capitalizations, revenues, and total assets). When determining the compensation of its officers, the Compensation Committee and the Board are guided by the general objectives of the Company’s compensation strategy as set out above.

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Performance Graph

The following graph compares the yearly change in the cumulative total Shareholder return over the five most recently completed financial years, assuming a $100 investment in the Common Shares on December 31, 2012 against the return of the TSX Venture Composite Index. The Company did not pay any dividends during this period:

As discussed above, compensation for the Company’s Named Executive Officers is comprised of different elements. These include elements relating to factors that do not directly correlate to the market price of the Common Shares, such as base salary, as well as elements that more closely correlate to the Company’s performance and financial condition, such as discretionary cash bonus and equity-based incentive awards. The elements of executive compensation are designed to attract and retain top quality executives to manage and grow the business through both adverse and favourable economic cycles. Stock options form an important component of the compensation package offered to attract qualified individuals to a position and the number of stock options granted varies with the position level.

2) SUMMARY COMPENSATION TABLE

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during the last three most recently completed financial years ended December 31, 2016 of the Company to its NEOs:

Name and principal position	Year	Salary ($)	Share-based awards ($)(1)	Option-based awards ($)(2)	Non-equity incentive plan compensation ($)(3)	Pension value ($)(4)	All other compensation ($)(5)	Total compensation ($)
David Wolfin(6) President, CEO and Director	2016	300,000	150,113	40,000	NIL	NIL	367,200	857,313
	2015	275,000	NIL	NIL	NIL	NIL	518,200	793,200
	2014	233,333	NIL	108,000	NIL	NIL	200,000	541,333
Malcolm Davidson CFO	2016	175,000	45,034	80,000	NIL	NIL	65,100	365,134
	2015	165,159	NIL	NIL	NIL	NIL	9,690	174,849
	2014	133,194	NIL	54,000	NIL	NIL	15,000	202,194
J.C. Rodríguez COO(7)	2016	213,042	45,034	80,000	NIL	NIL	63,000	401,076
	2015	225,444	NIL	NIL	NIL	NIL	52,000	277,444
	2014	166,200	NIL	54,000	NIL	NIL	35,285	255,484

________________

1	The Share Based Awards are in the form of RSUs. The RSU Plan was approved by shareholders on May 27, 2016. During the year ended December 31, 2016, 790,000 RSUs were granted to officers, directors, employees and consultants. Subsequent to the grant, 2,500 RSUs were cancelled, and the final total of the RSUs granted for the year was reduced to 787,500. None of such RSUs have yet been vested. The value of the RSUs above is based on the closing price of the Common Shares on the September 2, 2016 grant-date. The closing market price on September 2, 2016 was $2.95 Cdn. per common share. The RSUs vest one-third annually over three years, and the amount above reflects the accrual for unvested share-based awards as at December 31, 2016.

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[2]	The methodology used to calculate the grant-date fair value is based on the Black-Scholes Option Pricing Model. During the year ended December 31, 2016, 802,500 new option-based awards were granted to officers, directors, employees, and consultants. Subsequent to the grant, 40,000 new options were cancelled, and the final total of the new options grant for the year was reduced to 762,500. The fair value was estimated using the following weighted-average assumptions: risk-free interest rate of 0.69%, expected dividend yield of 0%, expected option life of 5 years, and expected share price volatility of 65.13%.
[3]	The Company does not have a non-equity incentive plan.
[4]	The Company does not have any pension plans.
[5]	Discretionary cash payment of incentive bonuses.
[6]	On June 24, 2010, Mr. David Wolfin was appointed CEO. Mr. Wolfin’s salary was paid to Intermark Capital Corp., a private BC corporation controlled by Mr. Wolfin.
[7]	Mr. Rodríguez receives his base salary and bonuses in Mexican Pesos (“MXP”). For 2016, Mr. Rodriguez’ base salary of MXP2,996,370 and bonuses of CDN$63,000, were translated into Canadian dollars by applying an exchange rate of 1MXP = CDN$0.0711.

Annual Base Salary

Base Salary for the executive officers is determined by the Board based upon the recommendation of the Compensation Committee and its recommendations are reached primarily by comparison of the remuneration paid by other reporting issuers similar in size and within the industry and review of other publicly available information on remuneration that the Compensation Committee feels is suitable.

The Annual Base Salary paid to the executive officers is, for the purpose of establishing appropriate increases, reviewed annually by the Board upon the recommendation of the Compensation Committee as part of the annual review of executive officers. The decision on whether to grant an increase to the executive’s base salary and the amount of any such increase is in the sole discretion of the Board and Compensation Committee.

Non-Equity Incentive Plan Compensation

One of the three components of the Company’s compensation package is a discretionary annual cash bonus, paid to recognize individual performance in attaining corporate goals and objectives. The Company does not have a long-term incentive plan.

Equity-Based Incentive Awards

Equity-based incentive awards are in the form of the grant of incentive stock options and RSUs. The objective of the equity-based incentive award is to reward executive officers, employees and directors’ individual performance at the discretion of the Board upon the recommendation of the Compensation Committee.

The Company currently maintains formal stock option and RSUs plans (the “Plans”), under which stock options have been granted and may be granted to purchase a number equal to up to 10% of the Company’s issued capital from time to time. On April 15, 2016, the board of directors of Avino, acting upon the recommendations of the Compensation Committee, implemented a restricted share unit plan (the “RSU Plan”) for the issuance of up to a maximum of 870,560 restricted share units (“RSUs”) to qualifying directors, officers, employees, and consultants, upon certain vesting restrictions to be determined by the board of directors, for any RSUs awarded. The RSU Plan was approved by the shareholders of Avino on May 27, 2016. On September 2, 2016, 700,000 RSUs were granted to officers and directors and 90,000 RSUs to employees and consultants for an aggregate total of 790,000 RSUs, which vest at the rate of one-third annually, until fully vested over three years from the date of the awards, and provided that these designated persons are continuously employed with or providing services to Avino. 2,500 RSUs were subsequently cancelled during 2016. None of such RSUs have yet been vested.

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The Plans are administered by the Compensation Committee. The process the Company uses to grant equity based incentive awards is upon the recommendations of the Compensation Committee.

The role of the Compensation Committee is to recommend to the Board the compensation of the Company’s directors and the executive officers which the Committee determines is suitable. All previous grants of equity-based incentive awards are taken into account when considering new grants.

3) EQUITY-BASED INCENTIVE PLAN AWARDS

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the NEOs to purchase or acquire securities of the Company outstanding at December 31, 2016:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)[1]	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
David Wolfin President, CEO and Director	30,000	$1.62	Sept 9, 2018	6,300	250,000	737,500	Nil
	100,000	$1.90	Sept 19, 2019	Nil	Nil	Nil	Nil
	25,000	$2.95	Sept 2, 2021	Nil	Nil	Nil	Nil
Malcolm Davidson CFO	25,000	$1.60	Feb 18, 2018	5,750	75,000	221,250	Nil
	15,000	$1.62	Sept 9, 2018	3,150	Nil	Nil	Nil
	50,000	$1.90	Sept 19, 2019	Nil	Nil	Nil	Nil
	50,000	$2.95	Sept 2, 2021	Nil	Nil	Nil	Nil
J.C. Rodríguez COO	25,000	$1.60	Feb 18, 2018	5,750	75,000	221,250	Nil
	10,000	$1.62	Sept 9, 2018	2,100	Nil	Nil	Nil
	50,000	$1.90	Sept 19, 2019	Nil	Nil	Nil	Nil
	50,000	$2.95	Sept 2, 2021	Nil	Nil	Nil	Nil

______________

1	In-the-Money Options are the difference between the market value of the underlying securities at December 31, 2016, and the exercise price of the option. The closing market price for the Company's common shares as at December 31, 2016, was $1.83 per common share.
2	The Share Based Awards is in the form of RSUs. The RSU Plan was approved by shareholders on May 27, 2016. During the year ended December 31, 2016, 790,000 RSUs were granted to officers, directors, employees, and consultants. Subsequent to the grant, 2,500 RSUs were cancelled, and the total final RSUs grant for the year was reduced to 787,500. None of such RSUs have yet been vested. The value of the RSUs above is based on the closing price of the Common Shares on September 2, 2016 grant-date. The closing market price on September 2, 2016 was $2.95 Cdn. per common share.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

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The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to NEOs during the most recently completed financial year ended December 31, 2016:

Name	Option-based awards – Value vested during the year ($) (1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
David Wolfin President, CEO and Director	Nil	Nil	Nil
Malcolm Davidson CFO	Nil	Nil	Nil
J.C. Rodríguez COO	Nil	Nil	Nil

______________

(1)	The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.

4) PENSION PLAN BENEFITS

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

Use of Financial Instruments

The Company does not have in place policies which restrict the ability of directors or executive officers to purchase financial instruments, such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by a director or executive officers. However, any such purchases would be subject to applicable insider reporting requirements.

5) TERMINATION AND CHANGE OF CONTROL BENEFITS

On January 1, 2016, the Company entered into a consulting agreement with Intermark Capital Corporation (the “Consultant”), a company owned by David Wolfin, and on March 23, 2016 the Company further amended the consulting agreement which contains certain provisions in connection with termination of engagement or change of control.

This consulting agreement can be terminated at any time as follows:

(a)	by the Consultant electing to give the Company not less than 3 months prior notice of such termination;

(b)	by the Company electing to give the Consultant 3 months prior notice of such termination along with a termination payment equal to the annual consulting fees; or

(c)	by the Consultant electing to give the Company notice, in the event that there occurs a Change of Control (as defined below) within six (6) months of the effective date of such Change of Control, and if the Consultant so elects to terminate this Agreement, then the Consultant will be immediately entitled to a termination payment equal to CDN$2 million.

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On January 1, 2014, the Company entered into an employment agreement with Malcolm Davidson, the CFO and a named executive officer of the Company. The agreement contains certain provisions in connection with termination of employment or change of control.

This employment agreement may be terminated at any time as follows:

(a)	by the CFO electing to give the Company not less than 1 month’s prior notice of such termination for which the CFO will be paid his salary, accrued bonuses, if any, and vacation earned and other amounts due to him up to the termination date;

(b)	by the Company upon 1 month’s prior notice of such termination along with a termination payment equal to the CFO’s salary and accrued bonus earned during the preceding 12 months prior to the month notice of termination was given, plus any accrued vacation and other amounts due to him up to the termination date; or

(c)	(1) by the CFO electing to give the Company notice, in the event that there occurs a Change of Control (as defined below) within 6 months of the effective date of such Change of Control, and if the CFO so elects to terminate this Agreement, or (2) by the Company upon notice to the CFO within 3 months prior to or within 6 months after a Change of Control is announced by the Company, then the CFO will be entitled receive on the date of termination a termination payment equal to 3 times the CFO’s salary and accrued bonus earned during the preceding 12 months prior to the month notice of termination was given, plus any accrued vacation and other amounts due to him up to the termination date.

On July 1, 2013, the Company entered into an employment agreement with J.C. Rodríguez, the COO and a named executive officer of the Company. The employment agreement was further amended on April 14, 2014. This employment agreement may be terminated at any time as follows:

(a)	by the COO electing to give the Company not less than 3 months prior notice of such termination;

(b)	by the Company electing to give the COO 3 months’ prior notice of such termination along with a termination payment equal to the sum of the COO’s salary earned pursuant to the employment agreement during the preceding 12 months prior to the month notice of termination was given, plus any unpaid vacation and other amounts due to him up to the termination; and

(c)	(1) by the COO electing to give the Company notice, in the event that there occurs a Change of Control (as defined below) within 6 months of the effective date of such Change of Control, and if the COO so elects to terminate this Agreement, or (2) by the Company upon notice to the COO within 3 months prior to or within 6 months after a Change of Control is announced by the Company, then the COO will be entitled to a termination payment equal to 3 times the sum of COO’s salary earned pursuant to the employment agreement during the preceding 12 months prior to the month notice of termination was given, plus any accrued vacation and other amounts due to him up to the termination.

A “Change of Control” as used above shall be deemed to have occurred when:

(i)	any person, entity or group becomes the beneficial owner of 20% or more of the combined voting power of the Company's then outstanding voting securities entitled to vote generally in the election of directors, and such person, entity or group uses such effective voting control to change a majority of the Board of Directors of the Company, either all at once or through any series of elections and appointments when considered together; or

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(ii)	completion of the sale or other disposition by the Company of all or substantially all of the Company's assets or a reorganization or merger or consolidation of the Company with any other entity or corporation, other than:

(A)	a reorganization or merger or consolidation that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent, either by remaining outstanding or by being converted into voting securities of another entity, more than 50.1% of the combined voting power of the voting securities of the Company or such other entity outstanding immediately after such reorganization or merger or consolidation; or

(B)	a reorganization or merger or consolidation effected to implement a recapitalization or reincorporation of the Company (or similar transaction) that does not result in a material change in beneficial ownership of the voting securities of the Company or its successor.

6) DIRECTOR COMPENSATION

The following table sets forth the value of all compensation paid to the directors, excluding Mr. Wolfin who is paid as an officer and not as a director, in their capacity as directors for the year ended December 31, 2016:

Name	Fees earned ($)	Share-based awards[1] ($)	Option-based awards[2] ($)	Non-equity incentive plan compensation[3] ($)	Pension value[4] ($)	All other compensation ($)	Total ($)
Michael Baybak*	51,000	30,023	120,000	Nil	Nil	Nil	201,023
Gary Robertson*	73,000	45,034	160,000	Nil	Nil	Nil	278,034
Jasman Yee[5]	44,000	45,034	80,000	Nil	Nil	141,720	310,754
Ross Glanville*	52,000	30,023	120,000	Nil	Nil	Nil	202,023

_________________

*	Independent and Non-Employee Directors
1	The Share Based Awards are in the form of RSUs. The RSU Plan was approved by shareholders on May 27, 2016. During the year ended December 31, 2016, 790,000 RSUs were granted to officers, directors, employees and consultants. Subsequent to the grant, 2,500 RSUs were cancelled, and the final total of the RSUs granted for the year was reduced to 787,500. None of such RSUs have yet been vested. The value of the RSUs above is based on the closing price of the Common Shares on the September 2, 2016 grant-date. The closing market price on September 2, 2016 was $2.95 Cdn. per common share. The RSUs vest one-third annually over three years, and the amount above reflects the accrual for unvested share-based awards as at December 31, 2016.
2	The methodology used to calculate the grant-date fair value is based on the Black-Scholes Option Pricing Model. During the year ended December 31, 2016, 802,500 new option-based awards were granted to officers, directors, employees, and consultants. Subsequent to the grant, 40,000 options were cancelled, and the total final new options grant for the year was reduced to 762,500. The fair value was estimated using the following weighted-average assumptions: risk-free interest rate of 0.69%, expected dividend yield of 0%, expected option life of 5 years, and expected share price volatility of 65.13%.
3	The Company does not have a non-equity incentive plan
4	The Company does not have any pension plans.
5	Mr. Yee also received compensation in his capacity as a consultant to the Company.

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The Board, on recommendation of the Compensation Committee, determines director compensation. The objective in determining such director compensation is to ensure that the Company can attract and retain experienced and qualified individuals to serve as directors. The Company compensates its non-executive directors through the payment of directors’ fees, plus annual retainer for board and committee chair, and per meeting fees, and through the grant of incentive stock options and RSUs. All retainers are paid pro rata on a quarterly basis. The non-executive directors receive the following annual retainers and other fees for their services as directors:

Annual Retainer per Director	$30,000
Annual Retainer for Board Chair	$30,000
Annual Retainer for Audit Committee Chair	$8,000
Annual Retainer for Compensation Committee Chair	$5,000
Annual Retainer for Governance & Nominating Committee Chair	$5,000
Meeting Attendance Fee per Meeting	$1,000

The Company may grant incentive stock options and RSUs to Directors of the Company from time to time pursuant to the Company’s Stock Option Plan and RSU Plan, respectively, and in accordance with the policies of the TSX-V, or any other stock exchange having jurisdiction over the Company.

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the directors to purchase or acquire securities of the Company outstanding at December 31, 2016:

	Option-based Awards				Share-based Awards
Name (1)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of share-based awards not paid out or distributed ($)
Michael Baybak	25,000 30,000 75,000 75,000	$1.60 $1.62 $1.90 $2.95	Feb 18, 2018 Sept 9, 2018 Sept 19, 2019 Sept 2, 2021	$5,750 $6,300 Nil Nil	50,000	$147,500	Nil
Gary Robertson	25,000 30,000 75,000 100,000	$1.60 $1.62 $1.90 $2.95	Feb 18, 2018 Sept 9, 2018 Sept 19, 2019 Sept 2, 2021	$5,750 $6,300 Nil Nil	75,000	$221,250	Nil
Jasman Yee	25,000 30,000 75,000 50,000	$1.60 $1.62 $1.90 $2.95	Feb 18, 2018 Sept 9, 2018 Sept 19, 2019 Sept 2, 2021	$5,750 $6,300 Nil Nil	75,000	$221,250	Nil
Ross Glanville	75,000 75,000	$1.90 $2.95	Sept 19, 2019 Sept 2, 2021	Nil Nil	50,000	$147,500	Nil

_________________

(1)	For the compensation of David Wolfin, the named executive officer of the Company, see “Incentive Plan Awards” above.
(2)	The in-the-money option value is the difference between the market value of the underlying securities as at December 31, 2016 and the exercise price of the option. The closing market price of the Company’s common shares as at December 31, 2016 was $1.83 per common share.
(3)	The Share Based Awards is in the form of RSUs. The RSU Plan was approved by shareholders on May 27, 2016. During the year ended December 31, 2016, 790,000 RSUs were granted to officers, directors, employees, and consultants. Subsequent to the grant, 2,500 RSUs were cancelled, and the total final RSUs grant for the year was reduced to 787,500. None of such RSUs have yet been vested. The value of the RSUs above is based on the closing price of the Common Shares on September 2, 2016 grant-date. The closing market price on September 2, 2016 was $2.95 Cdn. per common share.

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Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to directors during the year ended December 31, 2016:

Name (1)	Option-based awards – Value vested during the year ($) (2)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Michael Baybak	Nil	Nil	Nil
Gary Robertson	Nil	Nil	Nil
Jasman Yee	Nil	Nil	Nil
Ross Glanville	Nil	Nil	Nil

___________________

(1)	For the compensation of Mr. Wolfin, the named executive officer of the Company, see “Incentive Plan Awards” above.
(2)	The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information regarding the Company’s equity compensation plans as of December 31, 2016, under which securities of the Company are authorized for issuance to directors, officers, employees, and consultants of the Company and its affiliates:

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column “A”)
Equity compensation plans approved by Shareholders • Stock Option Plan • RSU Plan (1)	1,978,500 787,500	$2.24 $2.95(2)	1,079,560 80,560
Equity compensation plans not approved by Shareholders	Nil	Nil	1,317,980
Total:	2,766,000		2,478,100

__________________

(1)	The RSUs entitle the participant to receive one common share, provided that the participant is continuously employed with or providing services to the Company. RSUs track the value of the underlying common shares, but do not entitle the recipient to the underlying common shares until such RSUs vest, nor do they entitle a holder to exercise voting rights or any other rights attached to ownership or control of the common shares, until the RSU vests and the RSU participant receives common shares.
(2)	The weighted average fair value at the measurement date was $2.95, based on the TSX-V market price of the Company’s shares on the date the RSUs were granted.

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MANAGEMENT CONTRACTS

Management functions of the Company are not, to any degree, performed by a person or persons other than the directors or executive officers of the Company. The Company has not entered into any contracts, agreements or arrangements with parties other than its directors and executive officers for the provision of such management functions.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed persons of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries other than as disclosed under the heading "Particulars of Matters to be Acted Upon".

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth herein, management of the Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors or the appointment of auditors, of any person or company who has been: (a) if the solicitation is made by or on behalf of management of the Company, a director or executive officer of the Company at any time since the beginning of the Company’s last financial year; (b) if the solicitation is made other than by or on behalf of management of the Company, any person or company by whom or on whose behalf, directly or indirectly, the solicitation is made; (c) any proposed nominee for election as a director of the Company; or (d) any associate or affiliate of any of the foregoing persons or companies.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) requires issuers, such as the Company, to provide disclosure with respect to their corporate governance practices in accordance with Form 58-101F1. The required disclosure for the Company is set out below.

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Company. The Board is committed to sound corporate governance practices that are both in the interest of its Shareholders and contribute to effective and efficient decision making. NI 58-101 and NP 58-201 establish corporate governance practices, guidelines and disclosure procedures that apply to all public companies. NI 58-101 mandates disclosure of corporate governance practices in Form 58-101F1, which disclosure is set out below.

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Board of Directors

Name	Position	Independent/Non Independent
Gary Robertson	Director, Chairman of the Board, and Chairman of Audit Committee	Independent
Ross Glanville	Director, Chairman of Compensation Committee	Independent
Michael Baybak	Director, Chairman of Governance & Nominating Committee	Independent
Jasman Yee	Director	Non-Independent
David Wolfin	Director, President and CEO	Non-Independent

NP 58-201 states that the Board of every listed company should be constituted with a majority of individuals who qualify as “independent” directors under National Instrument 52-110 – Audit Committees (“NI 52-110”), which provides that a director is independent if he or she has no direct or indirect “material relationship” with the Company. “Material relationship” is defined as a relationship that could, in the view of the Company’s Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. Of the proposed directors, all except David Wolfin, who currently serves as the Company’s President and CEO, and Jasman Yee, who currently serves as a metallurgical consultant to the Company, are considered by the Board to be “independent” within the meaning of applicable securities legislation. In making the foregoing determinations with respect to the independence of each of the Company’s individual directors, the circumstances of each director have been examined in relation to a number of factors, including a review of the resumés of the directors and the corporate relationships and other directorships held by each of them and their prior involvement (if any) with management of the Company.

The Board of Directors is currently comprised of five directors. The size and experience of the Board of Directors is important for providing the Company with effective governance in the mining industry. The Board of Directors’ mandate and responsibilities can be effectively and efficiently administered at its current size. The Board of Directors has functioned, and is of the view that it can continue to function, independently of management as required. Directors are elected for a term of one year at the annual general meeting.

Procedures are in place to allow the Board of Directors to function independently. At the present time, the Board of Directors consists of experienced directors that have made a significant contribution to the Company’s success, and are satisfied that it is not constrained in its access to information, in its deliberations or in its ability to satisfy the mandate established by law to supervise the business and affairs of the Company. Committees meet independent of management and other directors.

Meetings of Independent Directors

Each meeting of the Board includes a session whereby independent members may meet in the absence of management. Independent directors are also free to meet separately at any time or to require management to withdraw during certain discussions. Additionally, the Audit Committee is composed entirely of independent directors and may meet as often as deemed necessary.

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Other Directorships

As of the current date, certain of the Company’s directors are presently on the boards of other public companies as follows:

Director	Other Reporting Issuers
David Wolfin Director, President & CEO	Berkley Renewables Inc. Coral Gold Resources Ltd. Cresval Capital Corp. Gray Rock Resources Ltd. Great Thunder Gold Corp.
Gary Robertson Director, Chairman	Coral Gold Resources Ltd. Levon Resources Ltd. Sage Gold Ltd.
Ross Glanville Director	Archon Minerals Limited SilverCrest Metals Inc.

Board and Committee Meetings

The Board generally meets a minimum of four times per year, at least every quarter. The independent directors regularly meet in-camera, without management present, during each Board and Committee meeting. The Audit Committee meets at least four times per year. The Governance & Nominating Committee and Compensation Committee meet at least two times per year or as deemed necessary. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Company faces from time to time. During the year ended December 31, 2016, the Board held eight meetings, the Audit Committee held four meetings; the Compensation Committee held two meetings and the Governance & Nominating Committee held two meetings. A summary of the Directors’ attendance at Board and Committee Meetings held in 2016 is as follows:

Name	Board Meetings	Audit Committee Meetings	Governance & Nominating Committee Meetings	Compensation Committee Meetings
Gary Robertson	8 of 8	4 of 4	N/A	2 of 2
Ross Glanville	8 of 8	4 of 4	2 of 2	2 of 2
Michael Baybak	8 of 8	4 of 4	2 of 2	2 of 2
Jasman Yee	8 of 8	4 of 4	2 of 2	2 of 2
David Wolfin	8 of 8	4 of 4	N/A	N/A

Board Mandate

The Board has adopted a Board Mandate, the full text of which is included as Schedule “A” to this Circular. A copy of the Mandate is also available on the Company’s website at www.avino.com

Position Descriptions

The Board has three (3) committees: the Audit Committee, Governance and Nominating Committee, and the Compensation Committee. The chair of each committee is required to ensure that the committee meets when required and performs its duties as set forth in the charter, and to report to the Board on the activities of the committee. Because the size and nature of the Company's business allows each director to understand his role in progressing the Company's operations, the Board has not yet developed written position descriptions for the Chair of each Board committee.

The Board has not developed a written position description for the Chairman of the Board; however, the role of the Chairman of the Board is well established. The responsibilities of the Chairman include the efficient operation of the Board, ensuring that the Board is alert to its obligations to the Company, providing leadership to the Board, as well as chairing meetings of the Board.

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The Board has not developed a written position description for the Chief Executive Officer, however the established role of the Chief Executive Officer is to provide leadership and vision for the Company, to oversee the executive management of the Company, to develop long term and short term strategic plans, financial and operating plans, to report to the Board and Shareholders and to manage relationships with stakeholders.

Orientation and Continuing Education

New directors are provided with an Orientation Manual. Directors have the opportunity to meet with senior management to obtain insight into the operations of the Company. New directors are briefed on the Company’s current property holdings, ongoing exploration programs and mining operations, overall strategic plans, corporate objectives, financials status, general business risks and mitigation strategies, and existing company policies. Senior management also makes regular presentations to the Board at its meetings and all directors are encouraged to communicate directly with management and other staff.

The skills and knowledge of the Board as a whole is such that no formal continuing education process is currently deemed required. The Board is comprised of individuals with varying backgrounds, who have, both collectively and individually, extensive experience in running and managing public companies. It is the Company’s view that all current members of the Board are well-versed and educated in the factors critical to the success of the Company. Board members are encouraged to communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation, with management’s assistance. Board members have full access to the Company’s records. Reference is made to the table under the heading “Election of Directors” for a description of the current principal occupations of the members of the Board.

Ethical Business Conduct

The Board of Directors has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board of Directors in which the director has an interest have been sufficient to ensure that the Board of Directors operates independently of management and in the best interests of the Company.

The Board of Directors has also adopted a formal Code of Conduct (the “Code”) and the Code is applied to all directors, officers and employees. A copy of the Code is available at the Company’s website at www.avino.com.

Insider Trading Policy

The Board adopted an Insider Trading Policy in June, 2013, (subsequently amended in February 2017). The Insider Trading Policy prescribes rules with respect to trading in securities of the Company where there is any undisclosed material information or a pending material development. Strict compliance with the provisions of this policy is required, with a view to enhancing investor confidence in the Company’s securities and contributing to ethical business conduct by the Company’s personnel. A copy of the Insider Trading Policy is available on the Company’s website at www.avino.com

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Disclosure and Confidentiality Policy

The Board adopted a Disclosure and Confidentiality Policy in February, 2017. The purpose of the Disclosure and Confidentiality Policy is to establish procedures which permit the disclosure of information about the Company and its subsidiaries to the public in a timely manner and to ensure that when information has not been publicly disclosed it remains confidential. Strict adherence to this Policy will help the Company maintain credibility in the marketplace by ensuring that all investors in securities of the Company have equal access to information that may affect their investment decisions. The Disclosure Committee consists of the members of management, investor relations officer, qualified person(s), and such other persons as are designated from time to time by the board of directors of the Company. A copy of the Disclosure and Confidentiality Policy is available on the Company’s website at www.avino.com.

Nomination of Directors

The Board of Directors considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board of Directors’ duties effectively and to maintain a diversity of view and experience.

Committees of the Board

Audit Committee

Under National Instrument 52-110 – Audit Committees (“NI 52-110”) a reporting issuer in those jurisdictions which have adopted NI 52-110 and that is not a “venture issuer” is required to provide disclosure with respect to its Audit Committee including the text of the Audit Committee’s Charter, composition of the Committee, and the fees paid to the external auditor. Accordingly, the Company provides the following disclosure with respect to its Audit Committee:

Audit Committee Charter

1.	Purpose of the Committee

1.1	The purpose of the Audit Committee is to assist the Board of Directors in its oversight of the integrity of the Company's financial statements and other relevant public disclosures, the Company's compliance with legal and regulatory requirements relating to financial reporting, the external auditors' qualifications and independence and the performance of the internal audit function and the external auditors.

2.	Members of the Audit Committee

2.1	All Members of the Audit Committee must be “financially literate” as defined under NI 52-110, having sufficient accounting or related financial management expertise to read and understand a set of financial statements, including the related notes, that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

2.2	The Audit Committee shall consist of no less than three Directors.

2.3	All Members of the Audit Committee must be “independent” as defined under NI 52-110.

3.	Relationship with External Auditors

3.1	The external auditors are the independent representatives of the shareholders, but the external auditors are also accountable to the Board of Directors and the Audit Committee.

3.2	The external auditors must be able to complete their audit procedures and reviews with professional independence, free from any undue interference from the management or directors.

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3.3	The Audit Committee must direct and ensure that the management fully co-operates with the external auditors in the course of carrying out their professional duties.

3.4	The Audit Committee will have direct communications access at all times with the external auditors.

4.	Non-Audit Services

4.1	The external auditors are prohibited from providing any non-audit services to the Company, without the express written consent of the Audit Committee. In determining whether the external auditors will be granted permission to provide non-audit services to the Company, the Audit Committee must consider that the benefits to the Company from the provision of such services, outweighs the risk of any compromise to or loss of the independence of the external auditors in carrying out their auditing mandate.

4.2	Notwithstanding section 4.1, the external auditors are prohibited at all times from carrying out any of the following services, while they are appointed the external auditors of the Company:

(i)	acting as an agent of the Company for the sale of all or substantially all of the undertaking of the Company; and

(ii)	performing any non-audit consulting work for any director or senior officer of the Company in their personal capacity, but not as a director, officer or insider of any other entity not associated or related to the Company.

5.	Appointment of Auditors

5.1	The external auditors will be appointed each year by the shareholders of the Company at the annual general meeting of the shareholders.

5.2	The Audit Committee will nominate the external auditors for appointment, such nomination to be approved by the Board of Directors.

6.	Evaluation of Auditors

6.1	The Audit Committee will review the performance of the external auditors on at least an annual basis, and notify the Board of Directors and the external auditors in writing of any concerns in regards to the performance of the external auditors, or the accounting or auditing methods, procedures, standards, or principles applied by the external auditors, or any other accounting or auditing issues which come to the attention of the Audit Committee.

7.	Remuneration of the Auditors

7.1	The remuneration of the external auditors will be determined by the Board of Directors, upon the annual authorization of the shareholders at each general meeting of the shareholders.

7.2	The remuneration of the external auditors will be determined based on the time required to complete the audit and preparation of the audited financial statements, and the difficulty of the audit and performance of the standard auditing procedures under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards (“IASB”).

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8.	Termination of the Auditors

8.1	The Audit Committee has the power to terminate the services of the external auditors, with or without the approval of the Board of Directors, provided the Committee is acting reasonable and responsible.

9.	Funding of Auditing and Consulting Services

9.1	Auditing expenses will be funded by the Company. The auditors must not perform any other consulting services for the Company, which could impair or interfere with their role as the independent auditors of the Company.

10.	Role and Responsibilities of the Internal Auditor

10.1	Due to the Company's size and limited financial resources, the CEO and CFO of the Company shall be responsible for implementing internal controls and performing the role as the internal auditor to ensure that such controls are adequate.

11.	Oversight of Internal Controls

11.1	The Audit Committee will have the oversight responsibility for ensuring that the internal controls are implemented and monitored, and that such internal controls are effective.

12.	Continuous Disclosure Requirements

12.1	Due to the Company's size and limited financial resources, the Corporate Secretary of the Company is responsible for ensuring that the Company's continuous reporting requirements are met and in compliance with applicable regulatory requirements.

13.	Other Auditing Matters

13.1	The Audit Committee may meet with the Auditors independently of the management of the Company at any time, provided the Committee is acting reasonable and responsible.

13.2	The Auditors are authorized and directed to respond to all enquiries from the Audit Committee in a thorough and timely fashion, without reporting these enquiries or actions to the Board of Directors or the management of the Company.

14.	Annual Review

14.1	The Audit Committee Charter will be reviewed annually by the Board of Directors and the Audit Committee to assess the adequacy of this Charter.

15.	Independent Advisers

15.1	The Audit Committee shall have the power to retain legal, accounting or other advisors to assist the Committee.

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Composition of Audit Committee

Following the election of directors pursuant to this Information Circular, the following will be members of the Audit Committee:

Name	Independent (1)	Financially Literate(2)	Education and Experience
Michael Baybak	Yes	Yes	Marketing and Communications
Gary Robertson	Yes	Yes	Certified Financial Planner and director of several reporting issuers
Ross Glanville	Yes	Yes	Mining Consultant, Professional Engineer, Valuator and Certified General Accountant

____________________

(1)	A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.
(2)	An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Relevant Education and Experience

The relevant education and/or experience of each member of the Audit Committee are as follows:

Michael Baybak: Mr. Baybak is a graduate from Columbia University and attended Yale Law School. Mr. Baybak is the founder and principal of Michael Baybak and Company Inc. headquartered in Florida with affiliate offices in California. The company serves a diversified North American clientele of financial advisors and resources-sector public companies. Mr. Baybak and the firm have acted for leading Canadian companies in the resource sector for more than thirty years.

Gary Robertson: Mr. Robertson is a Certified Financial Planner. He has worked in the financial industry for the past twenty years, and has acted as director of several public mining companies. Mr.Robertson has gained considerable financial and business experience through his involvement in various businesses in the mining industries.

Ross Glanville: Mr. Glanville graduated from the University of British Columbia in 1970 with a Bachelor of Applied Science degree (Mining Engineering) and became a member of the Association of Professional Engineers of British Columbia in 1972 (P. Eng.). In 1974, he obtained a Master of Business Administration degree (MBA), specializing in finance and securities analysis; and in 1980 he became a member of the Certified General Accountants of B.C. (CGA). Since 1985, Mr. Glanville has specialized in valuations, fairness opinions, and litigation support related to the natural resource industry. He has served as a director of several producing mining companies, and has been the Chair of Audit Committees.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of National Instrument 52-110.

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Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board of Directors to review the performance of the Company’s external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including a review of the range of services provided in the context of all consulting services bought by the Company. The Audit Committee is authorized to approve in writing any non-audit services or additional work which the Chairman of the Audit Committee deems is necessary, and the Chairman will notify the other members of the Audit Committee of such non-audit or additional work and the reasons for such non-audit work for the Committee’s consideration, and if thought fit, approval in writing.

External Auditor Service Fees

The fees billed by the Company’s external auditors in each of the last two fiscal years for audit and non-audit related services provided to the Company or its subsidiaries (if any) are as follows:

FINANCIAL YEAR ENDING	AUDIT FEES	AUDIT RELATED FEES(2)	TAX FEES(3)	ALL OTHER FEES(4)
December 31, 2016(1)	$194,100	$10,000	$8,000	$23,625
December 31, 2015	$195,000	$3,000	$8,000	$16,950

____________

(1)	Estimated
(2)	Travel and expenses
(3)	Preparation of corporate tax returns
(4)	Form 20-F advisory and review services

For additional information, please refer to the Company’s Form 20-F for the fiscal year ended December 31, 2016 and filed on March 10, 2017 as the Company’s 2016 Annual Information Form under the Company’s SEDAR profile (www.sedar.com).

Governance & Nominating Committee

The Governance and Nominating Committee review/recommend matters to the Board of Directors with respect to the governance and nominating matters. In this regard, the purpose of the Committee is to:

i.	manage the corporate governance system for the Board of Directors;

ii.	assist the Board of Directors to fulfill its duty to meet the applicable legal, regulatory and (self-regulatory) business principles and 'codes of best practice' of corporate behaviour and conduct;

iii.	assist in the creation of a corporate culture and environment of integrity and accountability;

iv.	monitor the quality of the relationship between the Board of Directors and management of the Company;

v.	review the Chief Executive Officer's succession plan;

vi.	recommend to the Board of Directors’ nominees for appointment of the Board;

vii.	Assist the Board of Directors' annual review of the Chief Executive Officer's performance; and

viii.	annually review and set an agenda of the Board of Directors on an ongoing basis.

The Governance and Nominating Committee currently consists of three directors, Jasman Yee, Michael Baybak, and Ross Glanville, two of the three directors to be “unrelated” (Messrs. Glanville and Baybak).

The charter of the Governance and Nominating Committee is available at the Company’s website at www.avino.com.

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Compensation Committee

The Compensation Committee of the Company is responsible for, among other things, evaluating the performance of the Company’s executive officers, determining or making recommendations to the Board with respect to the compensation of the Company’s executive officers, making recommendations to the Board with respect to director compensation, incentive compensation plans and equity-based plans, making recommendations to the Board with respect to the compensation policy for the employees of the Company or its subsidiaries and ensuring that the Company is in compliance with all legal requirements with respect to compensation disclosure. In performing its duties, the Compensation Committee has the authority to engage such advisors, including executive compensation consultants, as it considers necessary.

The Compensation Committee is currently composed of Jasman Yee, Gary Robertson, Ross Glanville, and Michael Baybak, three of whom are independent directors within the meaning set out in NI 58-101. Jasman Yee is not independent as he serves as the Company’s consultant. All four members of the Compensation Committee are experienced participants in the business world who have sat on the board of directors of other companies, charities or business associations, in addition to the Board of the Company.

The recommendations of the Compensation Committee are based primarily on a benchmarking analysis which compares the Company’s pay levels and compensation practices with other reporting issuers of similar size, and which are active in the industry and/or market in which the Company competes for talent. This analysis provides valuable information that will allow the Company to make adjustments, if necessary, to attract and retain the best individuals to meet the Company’s needs and provide value to the Company’s shareholders. In formulating its recommendations, the Compensation Committee benchmarked the compensation of the Company’s directors and executive officers against companies with similar market capitalizations, revenues, and assets, including the following companies; namely, including Timmins Gold, Atico Mining, Americas Silver, Excellon Resources, Great Panther, Jaguar Mining, Santa Cruz, Caledonia Mining, Impact Silver, and several others.

The Compensation Committee has not engaged the services of independent compensation consultants to assist it in making recommendations to the Board with respect to director and executive officer compensation.

In performing its duties, the Compensation Committee has considered the implications of risks associated with the Company’s compensation policies and practices. At its present early stage of development and considering its present compensation policies, the Company currently has no compensation policies or practices that would encourage an executive officer or other individual to take inappropriate or excessive risks

The charter of the Compensation Committee is available at the Company’s website at www.avino.com

Other Board Committees

The Board has no other committees, other than the Audit Committee, Governance & Nominating Committee and Compensation Committee. The functions of the Audit Committee and Compensation Committee are described above. The function of the Governance & Nominating Committee is to monitor developments in corporate governance, review the Company’s corporate governance policies and procedures, and recommend any required revisions or improvements to the Company’s corporate governance policies and procedures to the Board of directors.

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Assessments

Due to the minimal size of the Company's Board of Directors, no formal policy has been established to monitor the effectiveness of the directors, the Board and its committees.

OTHER MATTERS

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OTHER THAN THOSE REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING; THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Shareholders may contact the Company at Suite 900 - 570 Granville Street, Vancouver, B.C., V6C 3P1 to request copies of the Company’s financial statements and management and discussion and analysis of financial results. Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year.

BOARD APPROVAL

The contents of this Information Circular have been approved and this mailing has been authorized by the directors of the Company.

Where information contained in this Information Circular, rests specifically within the knowledge of a person other than the Company, the Company has relied upon information furnished by such person.

By Order of the Board of Directors

AVINO SILVER & GOLD MINES LTD.

“David Wolfin”

____________________________________

David Wolfin, President, CEO and Director

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SCHEDULE “A”

AVINO SILVER & GOLD MINES LTD.

(the “Company”)

BOARD OF DIRECTORS’ MANDATE

INTRODUCTION

The fundamental responsibility of the Board of Directors is to appoint a competent senior management team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal controls.

The Board is responsible for the management or supervising the management of the Company’s business and affairs. In supervising the conduct of the business, the Board, through the Chief Executive Officer (the “CEO”), sets the standards of conduct for the Company.

COMPOSITION OF THE BOARD

1.	Each director must be qualified to serve as a director pursuant to, and meet the requirements of, the Business Corporations Act (British Columbia) (the “Act”), all applicable securities laws and the rules, instruments, policies, regulations and guidelines of all applicable securities regulatory authorities, including without limitation the securities commissions in each of the provinces of Canada, and all stock exchanges on which the Company’s securities are listed, including without limitation the TSX Venture Exchange and NYSE MKT (collectively, “Applicable Laws”).

2.	The Board will be consisting of a majority of the “independent directors” as determined by Applicable Laws.

3.	Nominees for directors are approved by the Board and elected annually at the Company’s annual general meeting of shareholders.

DUTIES AND RESPONSIBILITIES

The Act requires that each director:

(a)	acts honestly and in good faith with a view to the best interests of the Company, including the duty:

(i)	to disclose conflicts of interest;
(ii)	not to appropriate or divert corporate opportunities;
(iii)	to maintain confidential information of the Company and not use such information for personal benefit; and
(iv)	not to disclose information vital to the business of the Company in the possession of a director;

(b)	exercises the care, diligence, and skill that a reasonably prudent individual would exercise in comparable circumstances; and

(c)	acts in accordance with the Act and the Company’s Articles.

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1. Meetings of the Board

(a)	The Board will meet a minimum of four times per year and may also hold additional meetings as considered necessary.

(b)	Each director of the Company is expected to use all reasonable efforts to attend all regularly scheduled Board and applicable committee meetings, except to the extent that any absence is due to medical or other valid reasons.

(c)	An in-camera session will be available for all independent directors at every Board meeting, if requested.

2. Managing the Affairs of the Board

The Board operates by delegating certain of its responsibilities and authority, including spending authorizations, to management, and by reserving certain powers to itself. Certain of the powers that the Board retains may be delegated to committees of the Board, pursuant to the policies, mandates and charters of such committees as approved by the Board.

The Board retains the responsibility for managing its own affairs, including:

(a)	annually reviewing the skills and experience represented on the Board in light of the Company’s strategic direction and approving a Board composition plan recommended by the Governance & Nominating Committee;

(b)	annually, following each annual general meeting of shareholders:

(i)	electing a Chair of the Board and appointing the President and CEO of the Company,
(ii)	on the recommendation of the CEO, appointing the senior officers of the Company, and
(iii)	appointing committees of the Board, including an Audit Committee, Governance & Nominating Committee, Compensation Committee, and any other standing committee the Board determines is necessary or advisable from time to time, and determining the composition of those committees;

(c)	establishing from time to time, as determined necessary or advisable by the Board, special committees of the Board;

(d)	periodically setting and updating (from time to time as determined to be necessary by the Board) the policies, mandates, and charters of the committees of the Board, as applicable;

(e)	determining and implementing an appropriate process for assessing the effectiveness of the Board, the Chair of the Board, each committee of the Board and each individual director in fulfilling their respective responsibilities;

(f)	periodically assessing the adequacy and form of director compensation, after considering recommendations by the Compensation Committee;

(g)	assuming responsibility for the Company’s governance practices;

(h)	establishing new director orientation and ongoing director education processes;

(i)	ensuring that the independent directors meet regularly without executive directors and management present; and

(j)	to the extent feasible, satisfying itself as to the integrity of the Board as a whole.

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3. Management Responsibility

The Board has the responsibility to:

(a)	Appoint the CEO and senior officers, approve their compensation, and monitor the CEO’s performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.

(b)	In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of senior management’s responsibilities.

(c)	Ensure that a process is established that adequately provides for succession planning, including the appointing, training and monitoring of senior management.

(d)	Establish limits of authority delegated to senior management.

(e)	Annual review and adoption of a strategic planning process and approval of the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business.

4. Financial and Corporate Matters

The Board has the responsibility to:

(a)	review and approve the Company’s financial statements and oversee the Company’s compliance with applicable audit, accounting and reporting requirements;

(b)	approve annual operating and capital budgets;

(c)	review operating and financial performance results relative to established strategy, budgets and objectives;

(d)	take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

(e)	review and approve release by management of any materials reporting on the Company’s financial performance or providing guidance on future results to its shareholders;

(f)	ensure the Company’s public disclosure is disseminated on a timely and regular basis in accordance with Applicable Law, accurately and fairly reflects the state of affairs of the Company, and is in accordance with generally accepted accounting principles, including quarterly results press releases and quarterly financial statements, any guidance provided by the Company on future results, Company information circulars, annual information forms, annual reports, prospectuses and registration statements;

(g)	ensure the CEO and CFO certify the Company's annual and interim financial statements, annual and interim MD&A and Annual Information Form, and that the content of the certification meets all legal and regulatory requirements;

(h)	approve financings, issuances and repurchases of shares, issuances of debt securities, listings of shares and other securities, issuances of commercial paper, and prospectuses or registration statements; and recommend changes in the Company’s authorized share capital to shareholders for their approval, if required by Applicable Laws;

(i)	approve the incurrence of any material debt by the Company outside the ordinary course of business;

(j)	approve the commencement or settlement of litigation that may have a material impact on the Company; and

(k)	recommend to the Company’s shareholders the appointment of external auditors and, if so authorized by the Company’s shareholders, approve auditors’ fees.

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5. Board Process / Effectiveness

(a)	Ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting.

(b)	Engage in the process of determining Board member qualifications with the Governance & Nominating Committee, including ensuring that a majority of directors qualify as independent directors pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices (as implemented by the Canadian Securities Administrators and as amended from time to time).

(c)	Approve the nomination of directors.

(d)	Establish an appropriate system of corporate governance, including practices to ensure the Board functions independently of management.

(e)	Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

(f)	Establish committees and approve their respective mandates and the limits of authority delegated to each committee.

(g)	Review and re-assess the adequacy of the Audit Committee Charter on a regular basis.

(h)	Review the adequacy and form of the directors' compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

(i)	Each member of the Board is expected to understand the nature and operations of the Company’s business, and have an awareness of the political, economic and social trends prevailing in all countries or regions in which the Company invests, or is contemplating potential investment.

(j)	In addition to the above, adherence to all other Board responsibilities as set forth in the Company’s Notice of Articles, Articles, applicable policies and practices and other statutory and regulatory obligations.

6. Business and Risk Management

The Board has the responsibility to:

(a)	ensure management identifies the principal risks of the Company’s business and implements appropriate systems to manage these risks;

(b)	evaluate and assess information provided by committees of the Board, management and others about principal risks of the Company’s business and the effectiveness of risk management systems in place; and

(c)	review the adequacy of security of information, information systems, and recovery plans.

EFFECTIVE DATE

This Mandate was approved and adopted by the Board of Directors of the Company with immediate effect on February 14, 2017 (the “Effective Date”).

GOVERNING LAW

This Mandate shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in that Province.

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